JinkoSolar Announces Registration and Issuance of One-Year Short-Term Financing Bonds of RMB400 Million

SHANGHAI, July 11, 2011 - JinkoSolar Holding Co., Ltd. (NYSE: JKS) (“JinkoSolar” or the “Company”), a fast-growing vertically integrated solar product manufacturer with low-cost operations based in China, announced today that Jinko Solar Co., Ltd. (“Jiangxi Jinko”), one of the Company’s wholly owned subsidiaries, has successfully registered and issued unsecured one-year short-term bonds with an aggregate principal amount of RMB400 million (the “Registered Issue”) with the PRC National Association of Financial Market Institutional Investors (“NAFMII”).

The Registered Issue was issued on July 8, 2011, and will mature on July 11, 2012. The Registered Issue bears a fixed annual interest rate of 6.5%, which is lower than the current benchmark one-year lending rate.

Industrial Bank Co., Ltd. acted as the lead underwriter and bookrunner for the Registered Issue with standby commitment. Approximately 75% of the proceeds will be used as working capital, and the remaining 25% will be used to repay bank loans of higher interest rates.

Relevant legal documentation, including the offering circular and issuance announcement of the Registered Issue, is published on the websites of ChinaMoney (http://www.chinamoney.com.cn) and ChinaBond (http://www.chinabond.com.cn).

About JinkoSolar

JinkoSolar Holding Co., Ltd. (NYSE: JKS) is a fast-growing, vertically-integrated solar power product manufacturer with low-cost operations based in Jiangxi Province and Zhejiang Province in China and sales and marketing offices in Shanghai, China, Munich, Germany, San Francisco, U.S. and Bologna, Italy. JinkoSolar has built a vertically-integrated solar product value chain with an integrated annual capacity of 900 MW each for silicon wafers, solar cells and solar modules as of March 31, 2011. JinkoSolar distributes its photovoltaic products to a diversified customer base in the global PV market, including Italy, Germany, Belgium, Spain, the United States, France and other countries and regions. For more information about JinkoSolar, please visit http://www.jinkosolar.com.

Safe Harbor Statement

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve inherent risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar’s public filings with the Securities and Exchange Commission, including its annual report on 20-F for the fiscal year ended December 31, 2010 filed with the Securities and Exchange Commission on April 25, 2011, as amended on May 10, 2011. All information provided in this press release is as of July 11, 2011. Except as required by law, JinkoSolar undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For investor and media inquiries, please contact:

In China:

Yvonne Young
JinkoSolar Holding Co., Ltd.
Tel: +86-21-6106-4018
Email: ir@jinkosolar.com

Christian Arnell
Christensen
Tel: +86-10-5826-4939
Email: carnell@christensenIR.com

In the U.S.:

Jeff Bloker
Christensen
Tel: +1-480-614-3003
Email: jbloker@christensenIR.com